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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 3)
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN CYANAMID COMPANY
                           (Name of Subject Company)
                           AMERICAN CYANAMID COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE,
                  INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   025321100
                     (CUSIP Number of Class of Securities)

                           JOSEPH S. MCAULIFFE, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           AMERICAN CYANAMID COMPANY
                               ONE CYANAMID PLAZA
                            WAYNE, NEW JERSEY 07470
                                 (201) 831-2000
                                    COPY TO:
                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

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    This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated August 23, 1994, as amended, of American Cyanamid Company, a Maine corporation (the "Company"), with respect to the tender offer made by AC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of American Home Products Corporation, a Delaware corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $5.00 per share of the Company (the "Shares"), including the associated rights (the "Rights") to purchase shares of Series A Junior Participating Preferred Stock, par value $1.00 per share.



ITEM 3. IDENTITY AND BACKGROUND



    The Company, the Purchaser and Parent have entered into a Clarifying Amendment, dated as of September 22, 1994, intended to clarify the termination provisions of the Merger Agreement among the Company, the Purchaser and Parent, dated August 17, 1994. Item 3 is therefore amended and supplemented by replacing the last sentence of the first paragraph under the heading "Termination" with the following:



        "Outside Date" means the latest (not to exceed 120 days following the date of the Merger Agreement) of (A) 60 days following the date of the Merger Agreement, (B) if a Request for Additional Information is made by the Federal Trade Commission pursuant to the HSR Act, the date that all conditions to the Offer, the satisfaction of which involve compliance with or otherwise relate to any United States antitrust or competition laws or regulations (including any enforcement thereof), have been satisfied for a period of 10 business days, or (C) 10 business days following the conclusion of any ongoing proceedings before the European Commission in connection with its review of the transactions contemplated by the Merger Agreement or any similar delay pursuant to any other material antitrust or competition law or regulation.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



    Item 8 is amended and supplemented by adding thereto after the heading "Stockholder Litigation" the following:



        On September 21, 1994, the Chancery Court denied plaintiffs' application to enjoin the Offer and the Merger, finding that the plaintiffs had failed to establish any of the elements required for issuance of a preliminary injunction. The next day, the Company filed a press release, which is filed as Exhibit 9 hereto and is incorporated by reference.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS



    Item 9 is hereby amended and supplemented by adding thereto the following:



        Exhibit 9--Press Release of the Company, dated September 22, 1994.











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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        AMERICAN CYANAMID COMPANY

                                        By:    /s/ JOSEPH S. MCAULIFFE
                                           ..................................
                                           Name: Joseph S. McAuliffe
                                           Title:  Vice President and General
                                                  Counsel


Dated: September 23, 1994


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      CYANAMID                                                NEWS & INFORMATION
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PUBLIC AFFAIRS DIVISION        CONTACT: CHARLOTTE D. CUFF
ONE CYANMID PLAZA                       (201)831-2172
WAYNE, NJ USA 07470-8426

FOR IMMEDIATE RELEASE
            NEW JERSEY SUPERIOR COURT DENIES SHAREHOLDER APPLICATION
               FOR A PRELIMINARY INJUNCTION--JUDGE FINDS NO BASIS
                TO ENJOIN CLOSING OF AMERICAN HOME TENDER OFFER

    Wayne, N.J.--September 22, 1994--American Cyanmid Company (NYSE:ACY) Announced today that the New Jersey Superior Court yesterday denied an application by twelve shareholder plaintiffs to enjoin the closing of American Home Products Corporation's (NYSE:AHP) $101 per share tender offer. The shareholder plaintiffs had also sought certain mandatory relief, including reinstatement of the Company's "poison pill" shareholders rights plan to delay consummation of American Home Products' tender offer and rescission of certain features of the Company's merger agreement with American Home Products.

    Judge Arthur C. Dwyer of the New Jersey Superior Court denied the shareholder plaintiffs all of the relief sought, finding that the plaintiffs had failed to establish any of the elements required for issuance of a preliminary injunction. Finding the shareholder plaintiffs' claims to be, at best, "speculative," "uncertain" and, in certain respects, "inconsistent," Judge Dwyer declined to enjoin American Home Products' offer.

    American Cyanamid is a research-based life sciences company which discovers and develops medical and agricultural products and manufactures and markets them in more than 135 countries.